UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 8, 2015

NICOLET BANKSHARES, INC.

(Exact name of registrant as specified in its charter)

Wisconsin	333-90052	47-0871001
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

111 North Washington Street

Green Bay, Wisconsin 54301

(Address of principal executive offices)

(920) 430-1400

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On September 8, 2015, Nicolet Bankshares, Inc. (“Nicolet”), and Baylake Corp. (“Baylake”), issued a joint press release announcing that the companies have entered into a definitive merger agreement. A copy of the press release is attached hereto as Exhibit 99.1.

Based on June 30, 2015 financial results the combined company would have total assets of $2.2 billion, deposits of $1.8 billion and loans of $1.6 billion. The combined company will have an expanded geography with over 40 branches in Northeast and Northcentral Wisconsin and the upper peninsula of Michigan.

In the merger, Baylake shareholders will receive a fixed ratio of 0.4517 shares of Nicolet common stock for each share of Baylake common stock. Baylake also expects to declare and pay a special dividend of $0.40 per share to Baylake shareholders prior to closing of the merger. Nicolet plans to be listed on NASDAQ prior to the closing of the transaction and to continue to trade under NCBS. The combined company will operate under the Nicolet National Bank brand and the corporate headquarters will be in Green Bay, Wisconsin. The new combined leadership team will be comprised of executives from both organizations. Bob Atwell and Rob Cera will serve as co-Chairmen and CEOs of Nicolet, Mike Daniels will serve as President and CEO of Nicolet National Bank, and the board of directors will be comprised of eight directors each from Nicolet and Baylake.

The merger agreement was unanimously approved by the boards of directors of each company. The merger is expected to close in the first half of 2016, subject to customary closing conditions, including approval by shareholders of each company and regulatory approvals.

An investor conference call will be held September 9, 2015. A copy of the presentation is attached hereto as Exhibit 99.2. Additionally, to aid board members, management team members and employees with questions, particularly of customers, talking points and a question and answer document were distributed. A copy of such documents are attached hereto as Exhibits 99.3 and 99.4, respectively.

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description of Exhibit

99.1	Press Release, dated September 8, 2015
99.2	Investor Presentation, dated September 9, 2015
99.3	Nicolet Board and Management Team Talking Points
99.4	Employee Questions & Answers on the Merger

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 8, 2015	NICOLET BANKSHARES, INC.

	By:	/s/ Ann K. Lawson
Ann K. Lawson
Chief Financial Officer